082-03733

TATA

[redacted]

09047029

28th August 2009
BP/AD-M1A/475

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

SEC Mail Processing Section
SEP 24 2009
Washington, DC
122

SEC Mail Processing Section
SEP 24 2009
Washington, DC
122

Dear Sirs,

Unaudited Consolidated Financial Results for the quarter ended 30th June 2009

We send herewith a statement containing the Unaudited Consolidated Financial Results of the Company for the quarter ended 30th June 2009 which were approved by the Board of Directors of the Company at its meeting held today. We also enclose a copy of the Review Report of the Auditors on the Unaudited Consolidated Financial Results for the quarter ended 30th June 2009.

We also forward herewith a copy of the Press Release issued by the Company.

You are aware that we had on 31st July 2009, submitted Audited Financial Results (Standalone) of the Company for the quarter ended 30th June 2009. The Unaudited Consolidated Financial Results are being submitted by us as additional information voluntarily.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 9/30

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2009

Particulars	Quarter ended				Year ended	
		30-Jun-09 (Reviewed)		30-Jun-08 (Reviewed)		31-Mar-09 (Audited)
		Rs. Crores		Rs. Crores		Rs. Crores
1. a) Revenue		4,377.23		4,089.95		17,447.04
Add / (Less) : Revenue adjustments pertaining to prior years (Refer Notes 3.3 & 3.4)		232.40		-		-
Income to be recovered / (utilised) in future tariff determination		92.07		(36.65)		58.05
Net Revenue		4,701.70		4,053.30		17,505.09
b) Other Operating Income		11.46		16.04		82.44
2. Total Income		4,713.16		4,069.34		17,587.53
3. Expenditure						
a) Staff Cost		184.89		153.98		612.75
b) Cost of Power Purchased		1,150.52		943.96		4,372.38
c) Cost of Coal Purchased		-		-		12.17
d) Cost of Fuel		1,239.55		1,487.09		5,522.25
e) Coal Processing Charges		419.46		288.71		1,344.26
f) Raw materials consumed		121.49		99.95		523.01
g) Purchase of goods/spares for resale		5.83		6.57		87.66
h) Cost of components, materials & services in respect of contracts		5.20		8.26		38.32
i) Decrease/(increase) in stock in trade and work in progress		19.07		(18.18)		(79.38)
j) Depreciation/Amortisation		201.07		152.39		656.49
k) Impairment		-		-		280.37
l) Other expenditure		361.11		400.70		1,608.62
4. Total Expenditure		3,708.19		3,523.43		14,978.90
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)		1,004.97		545.91		2,608.63
6. Other Income						
a) Gain on exchange (net)		45.98		34.78		164.98
b) Others		22.75		28.31		398.96
7. Profit before Interest and Exceptional Items (5+6)		1,073.70		609.00		3,172.57
8. Interest		205.54		147.83		708.74
9. Profit after Interest but before Exceptional Items (7-8)		868.16		461.17		2,463.83
10. Exceptional Items -						
a. Loss on redemption of 6.75% Tax free US 64 Bonds 2008	-		155.47		155.47	
Less: Drawn from : Contingencies Reserve	-		39.38		39.38	
Deferred Taxation Liability Fund	-		116.09		116.09	
		-		-		-
b. Adjustment of expenses recoverable through Tariff	108.83		-		-	
Less: Drawn from : Contingencies Reserve	108.83		-		-	
		-		-		-
11. Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations		**868.16**		**461.17**		**2,463.83**
12. Provision for Taxation						
a) Current year		284.68		189.86		991.40
b) Previous years		(0.11)		(0.14)		173.70
13. Net Profit after Tax and before Share of Associates, Minority Interest and Statutory Appropriations		583.59		271.45		1,298.73
14. Add: Share of profit/(loss) of Associates		(0.48)		(4.85)		27.57
15. Less: Minority Interest		30.35		18.75		107.56
16. Net Profit before Statutory Appropriations		552.76		247.85		1,218.74
17. Less: Net Statutory Appropriations		(19.89)		28.00		(45.30)
18. Net Profit after Statutory Appropriations		**572.65**		**219.85**		**1,264.04**
19. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)		221.99		220.83		221.40
20. Reserves including Statutory Reserves						**8,397.51**
21. Earnings per Share (on Net Profit after Statutory Appropriations) (in Rupees)						
Basic Earnings per share		25.81		9.95		57.09
Diluted Earnings per share		25.67		9.95		57.09

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

CONSOLIDATED SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED

Particulars	Quarter ended		Year ended
	30-Jun-09	30-Jun-08	31-Mar-09
	(Reviewed)	(Reviewed)	(Audited)
Segment Revenue			
Power Business	3,342.97	2,888.32	11,912.07
Coal Business	1,158.43	1,011.84	4,776.60
Others	211.76	169.18	898.86
Total Segment Revenue	4,713.16	4,069.34	17,587.53
Less: Inter segment revenue	-	-	-
Net Revenue	**4,713.16**	**4,069.34**	**17,587.53**
Segment Results (Profit before interest and tax)			
Power Business	662.41	315.36	1,391.92
Coal Business	373.16	296.85	1,463.94
Others	21.62	19.94	(9.97)
Total Segment Results	1,057.19	632.15	2,845.89
Less: Interest Expense	205.54	147.83	708.74
Add: Unallocated Income net of Unallocated Expense	16.51	(23.15)	326.68
Total Profit Before Tax	**868.16**	**461.17**	**2,463.83**
Capital Employed			
Power Business	15,771.06	11,079.80	14,272.63
Coal Business	6,045.51	5,577.86	6,328.81
Others	1,230.74	584.21	1,291.48
Unallocated	(12,571.91)	(8,137.56)	(11,796.03)
Total Capital Employed	**10,475.40**	**9,104.31**	**10,096.89**

Types of products and services in each business segment:

Power - Generation, Transmission, Distribution and Trading of Electricity.
Coal Business - Mining and Trading of Coal.
Others -Defence Electronics, Project Contracts/ Management Services, Coal Bed Methane and Property Development.

TATA

Notes :

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 28th August, 2009.
2. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Results as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interests in Joint Ventures (AS-27)

Name of the Company		Ownership in % either directly or through Subsidiaries
Subsidiaries :		
Chemical Terminal Trombay Ltd.		100
Af-Taab Investment Co. Ltd.		100
Tata Power Trading Co.Ltd.		100
Powerlinks Transmission Ltd.		51
NELCO Ltd.		50.04
Tatanet Services Ltd.		50.04
Maithon Power Ltd.		74
Industrial Energy Ltd.		74
Industrial Power Utility Ltd.		100
Industrial Power Infrastructure Ltd.		100
North Delhi Power Ltd.		51
Coastal Gujarat Power Ltd.		100
Bhira Investments Ltd.		100
Bhivpuri Investments Ltd.		100
Khopoli Investments Ltd.		100
Veltina Holdings Ltd.		100
Trust Energy Resources Pte. Ltd.		100
Energy Eastern Pte. Ltd.		100
Associates :		
Panatone Finvest Ltd.		39.98
Tata Ceramics Ltd.		40
Tata Projects Ltd.		47.78
Yashmun Engineers Ltd.		27.27
Vantech Investments Ltd.		50
Nelito Systems Ltd.		49.46
Joint Ventures :		
Indocoal Resources (Cayman) Ltd.		30
PT Arutmin Indonesia		30
PT Indocoal Kaltim Resources		30
PT Indocoal Kalsel Resources		30
PT Kaltim Prima Coal		30
Tubed Coal Mines Ltd.		40
Mandakini Coal Co. Ltd.		33.33
Tata BP Solar India Ltd.		49
Dagachhu Hydro Power Corporation Ltd. (from 19th January, 2009)		26

3. In the case of the Parent Company :

3.1 In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th June, 2009, the accumulated interest was Rs.142.76 crores (Rs. 2.80 crores for the quarter ended 30th June, 2009). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 434.51 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3.2 In the matter of claims raised by the Company on R-Infra towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra have filed appeals in the Supreme Court. On grounds of prudence, the Company has not recognised any income arising from the above matters.

3.3 In respect of the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company has recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs 83 crores have not been recognised as expense since they have been challenged by the Company at the ATE.

3.4 ATE in its Order dated 15th July, 2009, has upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. On this basis, in the current quarter, the Company has treated such expenses as recoverable through tariff of the current year and has recognized revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

3.5 During the quarter ended 30th June, 2009, 7,964 Foreign Currency Convertible Bonds (FCCB) have been converted into 5,84,713 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.58 crores and Securities Premium by Rs. 38.52 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium Account in an earlier year has been reversed to the extent of Rs. 5.51 crores since it pertains to the FCCB converted during the period. As a result, Securities Premium Account has increased by Rs. 44.03 crores during the quarter ended 30th June, 2009.

3.6 Subsequent to the quarter, the Company has made an equity offering in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of US$ 335 million. Each GDR will represent 1 equity share of the Company, at a nominal value of Rs.10 per equity share. The Company has issued 1,48,38,110 GDRs which have been priced at US$ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs.

4. Certain Subsidiaries /Joint Ventures having total assets of Rs. 281.59 crores as at 30th June, 2009, revenues of Rs. 51.84 crores, Net Profit after Statutory Appropriations of Rs. 1.33 crores for the quarter ended 30th June, 2009 and the Group's share of Profit in respect of an Associate of Rs. 3.14 crores for the quarter ended 30th June, 2009, have been considered on the basis of financial statements certified by their Managements and not yet reviewed by their auditors.

5. Previous period/year's figures have been regrouped /reclassified wherever necessary.

6. The Company's standalone results for the quarter ended 30th June, 2009 are available on the following websites viz. www.tatapower.com, www.bseindia.com and www.nseindia.com.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

Date: 28th August, 2009.

TATA

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax : + 91 (22) 6667 9025

REVIEW REPORT
TO THE BOARD OF DIRECTORS OF THE TATA POWER COMPANY LIMITED

1. We have reviewed the accompanying statement of "Unaudited Consolidated Financial Results" of The Tata Power Company Limited ("the Company") and its subsidiaries (collectively referred to as "the Group") for the quarter ended 30th June, 2009 ("the Statement"). This Statement has been prepared on the basis of the consolidated interim financial statements, which is the responsibility of the Company's Management and has been approved by the Board of Directors of the Company. Our responsibility is to issue a report on these financial results based on our review.

2. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400 *Engagements to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We did not review the financial results of certain subsidiaries and joint ventures, whose financial results reflect the Group's share of total assets of Rs 9312 crores as at 30th June, 2009, revenues of Rs 1162.91 crores and Net Profit after Statutory Appropriations of Rs 202.92 crores for the quarter ended on that date and associates whose financial results reflect the Group's share of loss of Rs 4.40 crore for the quarter ended 30th June, 2009 as considered in the Statement. These financial results have been reviewed by other auditors whose reports have been furnished to us, and our assurance on the Statement, in so far as they relate to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of other auditors.

4. The Statement includes total assets of Rs 281.59 crores as at 30th June, 2009, revenues of Rs 51.84 crores and Net Profit after statutory appropriations of Rs 1.33 crores for the quarter ended 30th June, 2009 in respect of the results of certain subsidiaries/joint ventures which have been considered on the basis of financial statements certified by their Management and not reviewed by their auditors.

5. The Statement reflect the Group's share of profit Rs 3.14 crores for the quarter ended 30th June,2009 in respect of Tata Projects Limited (an associate) which have been considered on the basis of financial statements certified by their Management and not reviewed by their auditors.

Deloitte
Haskins & Sells

6. In so far as it relates to the results of The Tata Power Company Limited included in the Statement, without qualifying our opinion, we draw attention to Note 3.1 to the Statement. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs 519 crores and its consequential effects for the period upto 30th June, 2009. The impact of the above on the results for the quarter ended 30th June, 2009 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

7. Based on our review, subject to the matters referred to in paragraphs 4 and 5 above, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

FOR DELOITTE HASKINS & SELLS
Chartered Accountants

N.VENKATRAM
Partner
Membership No.: 71387

Mumbai
Date: 28th August, 2009

Tata Power Announces Consolidated Q1 FY 2009-10 Results

Net Profit after Statutory Appropriations up by 160.47% at Rs 572.65 Crores

Revenue up by 15.82% at Rs 4713.16 Crores

Mumbai, 28th August 2009: Tata Power, India Largest Integrated Private Power Utility today announced the consolidated financial results for the Quarter ended June 30, 2009 for FY 2009-10.

KEY HIGHLIGHTS:

- Revenues for the quarter were up by 15.82% at Rs. 4713.16 Crores compared to Rs.4069.34 Crores the corresponding period last year.

- On a consolidated basis, the Company reported 160.47% increase in Net Profit After Statutory Appropriations at Rs. 572.65 Crores as compared to 219.85 Crores in the corresponding quarter in the previous year.

- Profit from Operations before Other Income, Interest and Exceptional Items stood at Rs 1004.97 Crores as compared to 545.91 Crores, 84.09% increase over the corresponding quarter last year.

- Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations registered an increase of 88.25% compared to the corresponding quarter in the previous year.

- On Consolidated Segment-wise performance, Net Revenue for Power business was Rs 3342.97 Crores and Coal Business for Rs 1158.43 Crores as compared to Rs 2888.32 Crores and Rs 1011.84 Crores respectively, during the corresponding periods last year. PBIT for Power Business was Rs 662.41 Crores against Rs 315.36 Crore, 110.05% higher, whereas, PBIT for Coal Business stood at Rs 373.16 Crores as compared to Rs 296.85 Crores, 25.71% higher than the corresponding quarter in the previous year.

- Tata Power has already reported its standalone Revenues for Q1 FY 2009-10 amounted to Rs.2015.62 Crores and Profit after Tax for the quarter of Rs. 377.08 Crores. PAT after Statutory appropriations stood at Rs 396.97 Crores

BUSINESS HIGHLIGHTS:

- **North Delhi Power Limited (NDPL):**

The Company's distribution subsidiary and joint venture with Delhi Govt., NDPL posted revenues of **Rs. 774.42 Crores** during the quarter, a growth of 31.64 **%** as compared to the previous year of **Rs. 588.29 Crores.** The net profit stood at **Rs. 41.40 Crores** during the quarter as compared to **Rs. 33.99 Crores** in the previous year.

- **Powerlinks Transmission Limited (Powerlinks):**

Powerlinks, the first public-private joint venture in power transmission in India has earned revenues of **Rs. 71.54 Crores** as against **Rs. 55.57 Crores** in the previous year. The Profit after Tax also increased to **Rs. 18.62 Crores** from **Rs. Rs. 9.03 Crores** in the previous year.

- **Tata Power Trading Company Limited (TPTCL):**

TPTCL traded at total of **960 MUs** during the quarter as compared to **551 MUs** in the previous year, thereby resulting in an increase in its revenues by 68.56**% to Rs 696.68 Crores** from **Rs. 413.31 Crores** in the previous year. The Profit after Tax also increased to **Rs 1.79 Crores** as against **Rs. 1.41 Crores** in the previous year.

GROWTH PLANS:

The progress on Company's new projects is as follows:

- **4000 MW, Mundra Ultra Mega Power Project on Fast Track:**

4000 MW Mundra Project implementation is progressing as per schedule with Engineering, Procurement and Construction activities in full swing. Overall project progress achieved is 26%.Ordering of all critical items/major packages has been completed.

- **1050 MW Maithon Joint Venture Project:**

1050 MW Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is also progressing well and has achieved 54% completion. The first unit is scheduled to be in operation by October FY11 and second unit by April.

- **120 MW Power Project at Haldia:**

The Company has already commissioned Units 1 and 2 of 45 MW each.The 30 MW Unit 3 is under commissioning and is expected to be utilized fully by Q3 FY10.

- **Captive Power Projects for Tata Steel:**

Industrial Energy Limited (IEL), a joint venture between Tata Power (74%) and Tata Steel (26%) is implementing the following projects:

- 120 MW Power House # 6 for Tata Steel Works, Jamshedpur:

The 120 MW power plant being constructed at Tata Steel works, Jamshedpur for use by Tata Steel was inaugurated in May 2009.

- Unit 5 at Jojobera:

A 120 MW power plant is being constructed at the Company's existing site at Jojobera. IEL has placed orders for major equipment. The project is expected to be commissioned in the third quarter of FY 10.

About Tata Power:

Tata Power is India's largest private sector power utility with an installed generation capacity of over 2700 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Ltd
Phone: 022-6665 8748
Email: shalinis@tatapower.com

Rakesh Reddy / Ancy Sebastian
Vaishnavi Corporate Communications
Phone: 022-6656 8787
Cell: 9821735515 / 9004092337
Email: rakesh@vccpl.com / ancy.sebastian@vccpl.com